Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 27, 2014, (except for Note 19 and Note 20 as to which the date is                  , 2014) in Amendment No. 19 to the Registration Statement (Form S-1 No. 333-164484) and related Prospectus of Ryerson Holding Corporation dated June 24, 2014.

Ernst & Young LLP

Chicago, Illinois

The foregoing consent is in the form that will be signed upon the completion of the termination of the corporate advisory services agreement and the completion of the         for 1.00 split of the common stock of Ryerson Holding Corporation as described in Note 20 to the consolidated financial statements.

/s/ Ernst & Young LLP

Chicago, Illinois

June 23, 2014